FORM 53-901F (FORMERLY FORM 27) UNDER SECTION 85(1) OF THE BRITISH COLUMBIA SECURITIES ACT
FORM 27 UNDER SECTION 118(1) OF THE ALBERTA SECURITIES ACT
FORM 27 UNDER SECTION 75(2) OF THE ONTARIO SECURITIES ACT
FORM 27 UNDER SECTION 73 OF THE QUEBEC SECURITIES ACT
FORM 27 UNDER SECTION 81(2) OF THE NOVA SCOTIA SECURITIES ACT
FORM 26 UNDER SECTION 76(2) OF THE NEWFOUNDLAND SECURITIES ACT
FORM 25 UNDER SECTION 84(1)(B) OF THE SASKATCHEWAN SECURITIES ACT
NATIONAL POLICY 40 MANITOBA/NEW BRUNSWICK
(INDIVIDUALLY, THE “ACT” AND COLLECTIVELY, THE “SECURITIES ACTS”)

MATERIAL CHANGE REPORT

Item 1:	Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer.

Bema Gold Corporation (“Bema” or the “Company)
Suite 3100, Three Bentall Centre,
595 Burrard Street
Vancouver, B.C. V7X 1J1
Telephone: (604) 681-8371

Item 2:	Date of Material Change

September 27, 2005

Item 3:	Press Release

The Press Release was disseminated on September 27, 2005 to the Toronto Stock Exchange, the American Stock Exchange and the AIM market operated by the London Stock Exchange plc. as well as through various other approved public media and was SEDAR filed with the Provincial Securities Commissions.

Item 4:	Summary of Material Change(s)

A summary of the nature and substance of the material change is as follows:

Bema Gold Corporation ("Bema") announces that joint venture partner and project operator Placer Dome Inc. (“Placer”) has informed the Company that they have concluded that the Cerro Casale Project (“Cerro Casale”) is not financeable in today's metal price environment under the terms of the Compania Minera Casale Shareholders’ Agreement (the "Shareholders' Agreement").

Item 5:	Full Description of Material Change

Bema announces that Placer has informed the Company that it has, after consultation with the financing committee, concluded that Cerro Casale is not financially viable at this time and is not financeable in today's metal price environment under the terms of the Shareholders’ Agreement.

Bema disagrees with Placer’s conclusion and believes that Cerro Casale is financeable in today’s metal price environment under the terms of the Shareholders’ Agreement, which states that if the project is financeable, Placer must arrange project financing or return its interest in the project to Bema and Arizona Star Resource Corp. (“Arizona Star”).

In the Company’s opinion, Placer has again failed to fulfil its requirements under the Shareholders’ Agreement. Placer has not delivered the updates to the 2000 feasibility study required to properly evaluate the project and arrange financing. Key optimization studies that had been identified as potential improvements to the project have also not been delivered.

Bema believes that Placer is again attempting to delay the financing and development of Cerro Casale contrary to the terms of the Shareholders’ Agreement. A number of senior mining companies have expressed an interest in developing Cerro Casale in the current robust metal price environment. Bema intends to pursue its legal remedies in cooperation with Arizona Star, with a view to reclaiming Placers’ interest in the project to Bema and Arizona Star as contemplated by the Shareholders' Agreement

The Company believes that Placer’s economic analysis of the financial viability of Cerro Casale is fundamentally flawed as it utilizes conservative metal price assumptions of $350 per ounce of gold and $0.95 per pound of copper (the same metal price assumptions for a pit design as in the 2000 feasibility study) while reflecting higher operating and capital costs prevalent in the current environment to establish the base case pit and reserves. These assumptions, by not reflecting higher metal prices but including higher costs, resulted in an increase in cut-off grade and process changes that would result in a decrease of 4.3 million ounces of recovered gold and 1.1 billion pounds of recovered copper in the estimated life of mine production. Placer utilized this base case reserve for all of its economic analysis rather than recalculating the reserve with higher metal price assumptions.

All references to $ in this material change report refer to United States dollars.

Item 6:	Reliance on Section 85(2)(BC) of the Securities Act (British Columbia) or Section 118(2) of the Securities Act (Alberta) or Section 84(2) of the Securities Act (Saskatchewan) or Section 75(3) of the Securities Act (Ontario) or Section 73 of the Securities Act (Quebec) or Section 81(3) of the Securities Act (Nova Scotia)

Not applicable.

Item 7:	Omitted Information

Not applicable

Item 8:	Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following address and telephone number:

Roger Richer, Vice-President, Administration, General Counsel and Secretary
Suite 3100, Three Bentall Centre
595 Burrard Street
Vancouver, B.C. V6E 4S3
Telephone: (604) 681-8371

Item 9:	Statement of Senior Officer

The foregoing accurately discloses the material changes referred to herein.

DATED at Vancouver, British Columbia, this 30th day of September, 2005.